

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
20549-7010

January 16, 2009

Mr. James Westmoreland
Chief Financial Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1012
Spokane, WA 99201

> **Re:**   **Daybreak Oil and Gas, Inc.**
> **Form 10-KSB for Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2008**
> **File No. 000-50107**

Dear Mr. Westmoreland:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief